Rule 424(b)(3)
                                                                    No. 333-9943

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated October 6, 1998 and the Prospectus Supplement dated December 22, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments is presented as of February 19, 1999, and all references to commitments should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after February 19, 1999, will be reported in a subsequent Supplement.

                                     SUMMARY

RECENT DEVELOPMENTS

         The three independent  directors of the Company,  G. Richard Hostetter,
J. Joseph Kruse and Richard C. Huseman, have determined, in order to focus on CNL American Properties Fund, Inc., a public, unlisted real estate investment trust for which they also serve as independent directors, that it is in the best interests of the Company that they resign as directors of the Company. Therefore, the Board of Directors has appointed three new independent directors to serve on the Board of Directors until the 1999 stockholder meeting. On February 11, 1999, G. Richard Hostetter, J. Joseph Kruse and Richard C. Huseman resigned from their positions on the Board of Directors. The following describes Charles E. Adams, John A. Griswold and Craig M. McAllaster, the newly appointed directors.

         Charles E. Adams. Independent Director. Mr. Adams is the President and a founding principal with Celebration Associates, Inc., a real estate advisory and development firm with offices in Celebration, Florida and Charlotte, North Carolina. Celebration Associates specializes in large-scale master planned communities, seniors housing and specialty commercial developments. Mr. Adams joined the Walt Disney World Company in 1990 and from 1996 until May 1997 served as vice president of community business development for The Celebration Company and Walt Disney Imagineering. He was responsible for Celebration Education, Celebration Network, Celebration Health and Celebration Foundation, as well as New Business Development, Strategic Alliances, Retail Sales and Leasing, Commercial Sales and Leasing, the development of Little Lake Bryan and Celebration. Previously, Mr. Adams was responsible for the initial residential, amenity, sales and marketing, consumer research and master planning efforts for Celebration. Additionally, Mr. Adams participated in the planning for residential development at EuroDisney in Paris. He was a founding member of the Celebration School Board of Trustees and served as president and founding member of the Celebration Foundation Board of Directors. Mr. Adams is a founding member of the Health Magic Steering Committee and council member on the Recreation Development Council for Urban Land Institute. Before joining The Walt Disney Company in 1990, Mr. Adams worked with Trammell Crow Residential developing luxury apartment communities in the Orlando and Jacksonville, Florida areas. Mr. Adams received a Masters of Business Administration from Harvard Graduate School of Business in 1989 and a B.A. from Northeast Louisiana University in 1984.

         John A. Griswold. Independent Director. Mr. Griswold serves as president of Tishman Hotel Corporation, an operating unit of Tishman Realty & Construction Co., Inc., founded in 1898. Tishman Hotel Corporation is a hotel developer, owner and operator, and has provided such services for more than 85 hotels, totalling more than 30,000 rooms. Mr. Griswold joined Tishman Hotel Corporation in 1985. From 1981 to 1985, Mr. Griswold served as general manager of the Buena Vista Palace Hotel in the Walt Disney World Village. From 1978 to 1981, he served as vice president and general manager of the Homestead Resort, a


February 23, 1999                               Prospectus Dated October 6, 1998
luxury condominium resort in Glen Arbor, Michigan. Mr. Griswold served as an operations manager for the Walt Disney Company from 1971 to 1978. He was responsible for operational, financial and future planning for multi-unit dining facilities in Walt Disney World Village and Lake Buena Vista Country Club. He is a member of the board of directors of the Florida Hotel & Motel Association and the First Orlando Foundation. Mr. Griswold received a B.S. from the School of Hotel Administration at Cornell University in Ithaca, New York.

         Craig M. McAllaster. Independent Director. Dr. McAllaster has served as director of the executive MBA program at the Roy E. Crummer Graduate School of Business at Rollins College since 1994. Besides his duties as director, he is on the management faculty and serves as executive director of the international consulting practicum programs at the Crummer School. Prior to Rollins College, Dr. McAllaster was on the faculty at the School of Industrial and Labor Relations and the Johnson Graduate School of Management, both at Cornell University, and the University of Central Florida. Dr. McAllaster spent over ten years in the consumer services and electronics industry in management, organizational and executive development positions. He is a consultant to many domestic and international companies in the areas of strategy and leadership. Dr. McAllaster received a B.S. from the University of Arizona in 1973, a M.S. from Alfred University in 1981 and a M.A. and Doctorate from Columbia University in 1987.

                                  THE OFFERING

         As of February 19, 1999, the Company had received total subscription proceeds of $63,277,999 (6,327,800 Shares), including $37,299 (3,730 Shares)
issued pursuant to the Reinvestment Plan, from 2,778 stockholders in connection with this offering. As of February 19, 1999, net offering proceeds received by the Company from this offering, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses totalled approximately $55,951,000. In addition, the Company received three advances under the Line of Credit totalling $9,600,000. As of February 19, 1999, the Company had used net offering proceeds and borrowings to invest approximately $27,246,000 in two hotel Properties, to pay $5,000,000 as a deposit on three additional hotel Properties and to pay approximately $4,399,000 in acquisition fees and certain acquisition expenses. As of February 19, 1999, approximately $28,906,000 of net offering proceeds was available to invest in Properties.

                                    BUSINESS

PENDING INVESTMENTS

         As of February 19, 1999, the Company had initial commitments to acquire indirectly, 11 hotel properties. The acquisition of each of these properties is subject to the fulfillment of certain conditions. In order to acquire these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases."

         Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.



                               Estimated Purchase   Lease Term and        Minimum Annual
Property                            Price           Renewal Options           Rent                       Percentage Rent
--------                       ------------------   ---------------       --------------                 ---------------
Courtyard by Marriott                (2)           15 years; two ten-     10% of the Company's     for each lease year after the
Orlando, FL (1)                                    year renewal options   total cost to purchase   second lease year, 7% of revenues
(the "Courtyard Little Lake                                               the property             in excess of revenues for the
Bryan Property")                                                                                   second lease year
Hotel to be constructed

Fairfield Inn by Marriott            (2)           15 years; two ten-    10% of the Company's      for each lease year after the
Orlando, FL (1)                                    year renewal options  total cost to purchase    second lease year, 7% of revenues
(the "Fairfield Inn Little                                               the property              in excess of revenues for the
Lake Bryan Property")                                                                              second lease year
Hotel to be constructed

SpringHill Suites by Marriott        (2)           15 years; two ten-    10% of the Company's      for each lease year after the
Orlando, FL (1)                                    year renewal options  total cost to purchase    second lease year, 7% of revenues
(the "SpringHill Suites Little                                           the property              in excess of revenues for the
Lake Bryan Property")                                                                              second lease year
Hotel to be constructed

Courtyard by Marriott            $17,085,000       approximately 20      10.309% of the total      for the first and second lease
Addison, TX (3)(4)(5)(6)                           years; three 15-year  cost to purchase the      years, 7.75% of room revenues in
(the "Courtyard Addison                            renewal options       property; increases to    excess of the second year pro
Property")                                                               10.567% after the first   forma revenues; and for the third
Hotel to be constructed                                                  lease year                lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues

Courtyard by Marriott            $12,694,000       approximately 20      10.309% of the total      for the first and second lease
Plano, TX (3)(4)(5)(6)                             years; three 15-year  cost to purchase the      years, 7.75% of room revenues in
(the "Courtyard Plano Property")                   renewal options       Property; increases to    excess of the second year pro
Newly constructed hotel                                                  10.567% after the first   forma revenues; and for the third
                                                                         lease year                lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues






                               Estimated Purchase    Lease Term and            Minimum Annual
Property                            Price            Renewal Options                Rent                  Percentage Rent
--------                       ------------------    ---------------           --------------             ---------------

Courtyard by Marriott            $19,614,000       approximately 20 years;  10.309% of the total   for the first and second lease
Scottsdale, AZ (3)(4)(5)(6)                        three 15-year renewal    cost to purchase the   years, 7.75% of room revenues in
(the "Courtyard Scottsdale                         options                  Property; increases    excess of the second year pro
Property")                                                                  to 10.567% after the   forma revenues; and for the third
Hotel to be constructed                                                     first lease year       lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues

Courtyard by Marriott            $35,801,000       approximately 20 years;  10.309% of the total   for the first and second lease
Seattle, WA (3)(4)(5)(6)                           three 15-year renewal    cost to purchase the   years, 7.75% of room revenue in
(the "Courtyard Seattle                            options                  Property; increases    excess of the second year pro
Property")                                                                  to 10.567% after the   forma revenues; and for the third
Hotel to be constructed                                                     first lease year       lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues

Marriott Suites                  $32,973,000       approximately 20 years;  10.309% of the total   for the first and second lease
Dallas, TX (3)(4)(5)(6)                            three 15-year renewal    cost to purchase the   years, 7.75% of room revenue in
(the "Marriott Suites                              options                  Property; increases    excess of the second year pro
Dallas Property")                                                           to 10.567% after the   forma revenues; and for the third
Newly constructed hotel                                                     first lease year       lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues

Residence Inn by Marriott        $33,097,000       approximately 20 years;  10.309% of the total   for the first and second lease
Las Vegas, NV (3)(4)(5)(6)                         three 15-year renewal    cost to purchase the   years, 7.75% of room revenue in
(the Residence Inn Las                             options                  Property; increases    excess of the second year pro
Vegas Property")                                                            to 10.567% after the   forma revenues; and for the third
Newly constructed hotel                                                     first lease year       lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues




                              Estimated Purchase   Lease Term and               Minimum Annual
Property                            Price          Renewal Options                  Rent                  Percentage Rent
--------                      ------------------   ---------------              --------------            ---------------

Residence Inn by Marriott         $21,352,000      approximately 20 years;  10.309% of the total   for the first and second lease
Phoenix, AZ (3)(4)(5)(6)                           three 15-year renewal    cost to purchase the   years, 7.75% of room revenue in
(the "Residence Inn Phoenix                        options                  Property; increases    excess of the second year pro
Property")                                                                  to 10.567% after the   forma revenues; and for the third
Hotel to be constructed                                                     first lease year       lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues

Residence Inn by Marriott         $11,684,000      approximately 20 years;  10.309% of the total   for the first and second lease
Plano, TX (3)(4)(5)(6)                             three 15-year renewal    cost to purchase the   years, 7.75% of room revenue in
(the "Residence Inn Plano                          options                  Property; increases    excess of the second year pro
Property")                                                                  to 10.567% after the   forma revenues; and for the third
Newly constructed hotel                                                     first lease year       lease year and thereafter, 7.75%
                                                                                                   of room revenues in excess of the
                                                                                                   second year actual revenues



------------------------------------

FOOTNOTES:

(1)      The leases for the  Courtyard  Little Lake  Bryan,  the  Fairfield  Inn
         Little  Lake  Bryan  and  the  SpringHill   Suites  Little  Lake  Bryan
         Properties are expected to be with the same unaffiliated lessee.

(2) The anticipated aggregate purchase price for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties is approximately $100 million.

(3) The leases for the Courtyard Addison, the Courtyard Plano, the Courtyard Scottsdale, the Courtyard Seattle, the Marriott Suites Dallas, the Residence Inn Las Vegas, the Residence Inn Phoenix and the Residence Inn Plano Properties are expected to be with the same unaffiliated lessee.

(4) The Company, together with an institutional investor, will indirectly acquire these eight hotel properties through the formation of a separate, privately-held real estate investment trust, CNL Hotel Investors, Inc. (the "Private REIT"). The Company will acquire
         $39,982,000 of Class B preferred stock in the Private REIT and the institutional investor will acquire $50,886,000 of Class A preferred stock in the Private REIT. The Company and the institutional investor will also hold a 49% and 51% common share interest, respectively, in the Private REIT. In addition, the institutional investor is expected to subscribe to $15,000,000 of the Company's Shares and to acquire a ten percent interest in the Advisor. Cash flow from operations of the Private REIT is expected to be distributed first to the institutional investor with respect to its preferred shares to pay a quarterly, compounded, cumulative eight percent preferred return on an amount equal to its "special investment amount." Its "special investment amount" shall be $1,294.78 per share adjusted for any dividends received from the Company, which represents the sum of its investment in the Private REIT and its $15,000,000 investment in the Company on a per share basis. Then, cash flow from operations will be distributed to the Company with respect to its preferred shares to pay a quarterly, compounded, cumulative 9.76% return on its unreturned capital contribution in the Private REIT. Next, cash flow will be distributed to 100 CNL associates who each own one share of Class C preferred stock, to provide a quarterly cumulative compounded 8% return. All remaining cash flow from operations will be distributed pro rata with respect to the interest in the common shares.

(5) In connection with the acquisition of the eight properties, the Private REIT is expected to obtain approximately $96,567,500 in long-term, permanent financing to be used to fund a portion of the purchase prices. Such financing will be secured by the properties, bear interest at a market rate and be nonrecourse to the Private REIT.

(6) In connection with the acquisition of the eight hotel properties and the investment of $15,000,000 in the Company and the acquisition of a ten percent interest in the Advisor by the institutional investor, the Advisor and certain of its Affiliates intend to waive or reduce certain fees otherwise payable by the Company. In connection with these transactions, the Private REIT will pay the advisor of the institutional investor a commitment fee.